Exhibit 99.1

ANNOUNCEMENT

ESTIMATED PROFIT INCREASE FOR THE YEAR 2019

This announcement is made by the Company pursuant to the provisions of inside information under Part XIVA of the SFO and Rule 13.09(2) of the Listing Rules.

Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the year 2019 will increase by a range between approximately RMB45,580 million and RMB47,859 million as compared to that for the year 2018 (representing an increase between approximately 400% and 420%). The Company’s preliminary financial estimates for the year 2019 contained in this announcement have not been audited. Detailed audited financial information of the Company for the year 2019 will be disclosed in the Company’s 2019 annual report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the provisions of inside information under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

I.	Estimated Results of the Current Period

1.	Estimated results period: 1 January 2019 to 31 December 2019

2.

Estimated results: Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the year 2019 will increase by a range between approximately RMB45,580 million and RMB47,859 million as compared to that for the year 2018 (representing an increase between approximately 400% and 420%). It is estimated that the net profit attributable to equity holders of the Company after deducting non-recurring items for the year 2019 will increase by a range between approximately RMB40,565 million and RMB42,883 million as compared to that for the year 2018 (representing an increase between approximately 350% and 370%).

3.	The estimated results have not been audited.

II.	Results for the year of 2018 (audited)

1.	Net profit attributable to equity holders of the Company: RMB11,395 million

Net profit attributable to equity holders of the Company after deducting non-recurring items: RMB11,590 million

2.	Earnings per share (basic and diluted): RMB0.39

III.	Main Reasons for the Estimated Increase in Results

The estimated increase in the results for the year 2019 is mainly attributable to:

1.

Impact from investment returns. In 2019, the Company promoted the market-oriented reform of its investment management system, continuously strengthened the assets and liabilities management, optimized the asset allocation strategy, and increased its allocation in both underlying assets and strategic assets, as a result of which the Company’s investment income was increased significantly.

2.

Impact from non-recurring items. On 29 May 2019, the Ministry of Finance and the State Administration of Taxation of the PRC released the Announcement on Policies Regarding the Pre-tax Deduction of Underwriting and Policy Acquisition Costs Incurred by Insurance Enterprises, clearly stating that the settlement and payment of enterprise income tax for 2018 shall be dealt with in accordance with such announcement. Due to the implementation of such policy, the enterprise income tax payable by the Company for the year 2018 decreased by approximately RMB5,154 million, and its income tax expense for the current period was reduced accordingly.

IV.	Risk Warning

There are no material uncertainties of the Company that might affect the accuracy of its estimated results for year 2019.

V.	Other Information

The Board of Directors of the Company wishes to remind shareholders and investors that the above estimated results for the year 2019 contained in this announcement are based on the Company’s preliminary estimates, which are subject to the Company’s further examination and have not been audited. If the Company’s future estimates of 2019 annual results differ materially from the above estimates, the Company will provide updates on a timely basis. Detailed audited financial information of the Company for the year 2019 will be disclosed in the Company’s 2019 annual report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 19 January 2020

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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